EXHIBIT (a)(5)
                          SUPPLEMENT TO THE
                      OFFER TO PURCHASE FOR CASH
             UNITS OF BENEFICIAL ASSIGNMENT CERTIFICATES
                                  of
                       CAPITAL SOURCE II L.P.-A
                                  at
                            $5.00 PER UNIT
                                  by
                 MADISON LIQUIDITY INVESTORS 104, LLC
                          (the "Purchaser")

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT
 5:00 P.M., EASTERN STANDARD TIME, ON JUNE 17, 1999, UNLESS EXTENDED.

Madison Liquidity Investors 104, LLC (the "Purchaser")(1) hereby supplements and amends its offer to purchase up to 196,544 of the issued and outstanding Beneficial Assignment Certificates (the "Units") in Capital Source II L.P.-A, a Delaware limited partnership (the "Partnership") upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 13, 1999, as supplemented and amended by this Supplement, dated June 11, 1999 (as it may be further supplemented or amended from time to time, the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Capitalized terms not otherwise defined in this Supplement shall have the meanings set forth in the Offer to Purchase.
____________________
     1 For purposes of applicable securities laws, the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), as well as Ronald M. Dickerman and Bryan E. Gordon, who are the principals of the Purchaser and Madison/OHI, are deemed co-bidders to this Offer. As such, references in this Offer to the "Purchaser" may be deemed to include Madison/OHI, Mr. Dickerman and Mr. Gordon. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.


1. The Cover Page of the Offer to Purchase is hereby amended (a) to delete the text commencing with the sentence "Before tendering, Unitholders are urged to consider the following factors:" and concluding with the sentence "Please see the Introduction "Additional Factors to Consider When Tendering"", and (b) to insert in lieu thereof the following:

       Factors to Consider in Evaluating in the Offer

       The Purchaser believes that the following are aspects of the Offer that should be considered when deciding whether or not to tender Units.

- Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership. Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Offer Price could differ significantly from or be significantly less than the net proceeds that would be realized from a current sale of the properties owned by the Partnership (the "Properties"), that may be realized upon a future liquidation of the Partnership or that may be realized by holding the Units for the entire life of the expected payment stream from the Properties.

- The Purchaser has undertaken the Offer at this time in order to participate, as a Limited Partner of the Partnership, in the proposed merger of the Partnership with America First Real Estate Investment Company, Inc. ("AFRIC") where the resulting entity is a publicly-traded limited partnership. This proposed merger was disclosed in a registration statement on Form S-4 filed by AFRIC on May 7, 1998. Unitholders who tender their Units will give up the opportunity to participate in this merger, if it occurs.

- The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $5.00 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.

- Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. When the assets of the Partnership are ultimately sold, the return to Unitholders could be higher than the Offer Price. Unitholders are urged to consider carefully all the information contained herein before accepting the Offer.

- No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness.

- The net asset value of the Units, as communicated by the General Partner to the Purchaser, is $7.62 per Unit, which is more than the Offer Price.

- Although not necessarily an indication of value, the $5.00 Offer Price per Unit is approximately 22% lower than the $6.37 weighted average selling price for the Units (before any adjustment for typical commissions or transaction costs), as reported by The Partnership Spectrum, an independent, third-party source, for the period December 1, 1998 through January 31, 1999. As further reported by The Partnership Spectrum during the two month period ended January 31, 1999, there were 12 trades conducted representing an aggregate of 9,041 Units sold or transferred

- After the consummation of the Offer, and unless otherwise prohibited, the Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unitholders.

- In the event a total of more than 196,544 Units are tendered, the Purchasers may accept only a portion of the Units tendered by a Unitholder on a pro rata basis.

- The eventual transfer of all tendered Units is subject to the final approval of the Partnership or General Partner and is subject to their discretion.

- Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

- The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

- The Partnership's ability to generate cash adequate to meet its needs is dependent primarily upon the operations of its real estate investments and the future availability of bank borrowings and the potential refinancing and sale of the Partnership's remaining real estate investments. These sources of liquidity will be used by the Partnership for payment of expenses related to real estate operations, capital expenditures, debt service and expenses. Cash flow, if any, will then be available for distribution to the Partners.

- For Unitholders who sell their Units in accordance with this Offer, 1999 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1999. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

- The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and potentially more liquid investments.

- The Offer will provide Unitholders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with market sales.

- Although there are some limited resale mechanisms available to the Unitholders wishing to sell their Units, there is no
       formal trading market for the Units.   Accordingly,
       Unitholders who desire liquidity may wish to consider the Offer. The Offer affords Unitholders an opportunity to dispose of their Units for cash, which alternative otherwise might not be available to them. However, the Offer Price is not intended to represent either the fair market value of a Unit or the fair market value of the Partnership's assets on a per Unit basis.

-      General disenchantment with real estate investments.

- General disenchantment with long-term investments in limited partnerships because of, among other things, their illiquidity and the inability of Unitholders to effectuate management control over the Partnership's affairs through the annual election of the General Partners. Unitholders should note, however, that they do have the right to remove the General Partners by majority vote.

- The Offer provides Unitholders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so. The Purchaser believes that the Units represent an attractive investment for the Purchaser at the Offer Price. There can be no assurance, however, that this judgment is correct. Ownership of Units will remain a speculative investment."

2. The Introduction to the Offer to Purchase is hereby amended and supplemented as follows:

a. The text contained under the caption "Additional Factors to Consider When Tendering" of the Introduction is hereby deleted in its entirety.

b. The second paragraph under the heading "Establishment of the Offer Price" of the Introduction is hereby amended and supplemented to read in its entirety as follows:

       The Purchaser established the Offer Price based on the Purchaser's analysis that concluded the value of the Partnership Units to be $6.59. The Purchaser conducted internal analysis on the Partnership based the Annual Report filed on Form 10-K for the year ended December 31, 1998. The Purchaser estimated the 1998 cash flow of the Partnership's properties at $2,433,582 and applied a capitalization rate of 9.01% which yielded a value of $27,012,842 for the Partnership's properties. The Purchaser then added the net cash of the Partnership as of December 31, 1998, subtracted the mortgage debt on the properties as of December 31, 1998, to arrive at a total value of $26,428,282 or $6.59 per Partnership Unit. The Purchaser believes that the capitalization rate utilized by it is within a range of capitalization rates currently employed in the marketplace for apartment buildings of this age and quality. In the view of the Purchaser, the capitalization rate selected by the Purchaser is appropriate for financial purchasers such as the Purchasers. The Purchaser elected not to obtain any appraisals or valuations on the Partnership assets or the Units because of the costs associated with obtaining such appraisals and valuations. Therefore, based on the Purchaser's own internal analysis, the Purchaser concluded the net asset value of the Partnership to be $6.59 per Unit.

c. The fourth paragraph under the heading "Establishment of the Offer Price" of the Introduction is hereby amended and supplemented to read in its entirety as follows:

       The net asset value of the Units, as communicated by the General Partner to the Purchaser by telephone, is $7.62 per Unit. The Purchaser's Offer Price represents a discount of 34.3% to the General Partner's net asset value. The Purchaser does not know how the General Partner calculated the net asset value. The disparity between the net asset values as calculated by the Purchaser and the General Partner may have resulted from the application by the General Partner of different capitalization rates than those used by the Purchaser, or the making of calculations or assumptions which differ from those made by the Purchaser. However, the Purchaser believes that the General Partner's net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. For example, the Purchaser does not believe that the fair market value of a Unit reflects the relative illiquidity of such Unit. The Purchaser does not propose or represent that the Offer Price represents the fair market value of the Units.

3.      Section 9 ("Purpose of the Offer;  Future Plans") of the
Offer to Purchase is hereby amended and supplemented as follows.

a. The first paragraph of such Section is amended and supplemented to add to the end of such paragraph the following sentence:

       In addition, the Purchaser has undertaken the Offer at this time in order to participate, as a Limited Partner of the Partnership, in the proposed merger of the Partnership with America First Real Estate Investment Company, Inc. ("AFRIC") where the resulting entity is a publicly-traded limited partnership. This proposed merger was disclosed in a registration statement on Form S-4 filed by AFRIC on May 7, 1998.

b. The first sentence of the second paragraph of such Section is amended to read in its entirety as follows:

       Although neither the Purchaser nor any of its affiliates has any present plans or proposals to acquire Units in addition to those sought pursuant to the Offer, the Purchaser and its affiliates reserve the right, following the completion of the Offer, to acquire additional Units.

4. Section 13 ("Conditions of the Offer") is hereby amended and supplemented as follows:

a. Clause (iv) of paragraph (e) of such Section is amended to read in its entirety as follows:

       (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (other than the current level of United States military operations in the former Yugoslavia or in Iraq);
b. The second paragraph of such Section is amended to read in its entirety as follows:

       The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, the Purchaser determines, in its reasonable judgment, that any of the following conditions exist:

June 11, 1999

MADISON LIQUIDITY INVESTORS 104, LLC